FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-7616

PIONEER CORPORATION

(Translation of registrant’s name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pioneer Announces Business Results for Fiscal 2005
Pioneer to Propose Agenda for Issuing Share Acquisition Rights as Stock Options at Its Shareholders’ Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: April 27, 2005
	By	/s/ Kaneo Ito
Kaneo Ito
President and Representative Director

This report on Form 6-K contains the following:

1.	The announcement released by the Company to the press in Japan dated April 27, 2005, concerning its business results on consolidated and non-consolidated bases for fiscal 2005, ended March 31, 2005.

2.	The announcement released by the Company to the press in Japan dated April 27, 2005, concerning its proposal for issuing share acquisition rights as stock options at the shareholders’ meeting to be held on June 29, 2005.

For Immediate Release
April 27, 2005

Pioneer Announces Business Results for Fiscal 2005

TOKYO — Pioneer Corporation today announced its business results on consolidated and non-consolidated bases for fiscal 2005, ended March 31, 2005.

Consolidated Financial Highlights

	(In millions of yen except per share information)
	Year ended March 31
			% to
	2005	2004	prior
			year
Operating revenue	¥733,648	¥700,885	104.7%
Operating income	2,592	47,173	5.5
Income (loss) from continuing operations before income taxes	(187)	41,848	—
Income (loss) from continuing operations	(8,789)	20,363	—
Net income (loss)	¥(8,789)	¥24,838	—%

Basic earnings (losses) per share:
Income (loss) from continuing operations	¥(50.11)	¥116.07
Income from discontinued operations, net of tax	—	25.51
Net income (loss)	¥(50.11)	¥141.58

Diluted earnings (losses) per share:
Income (loss) from continuing operations	¥(50.11)	¥115.18
Income from discontinued operations, net of tax	—	25.34
Net income (loss)	¥(50.11)	¥140.52

Note:	Effective from fiscal 2005, the Company classified gains and losses on sale and disposal of fixed assets, which were previously included in “Operating costs and expenses,” into “Other income (expenses).” Previously reported amounts have been reclassified accordingly.

Consolidated Business Results

For fiscal 2005 ended March 31, 2005, consolidated operating revenue was ¥733,648 million (US$6,856.5 million), up 4.7% over the previous year. Operating income, however, decreased 94.5% to ¥2,592 million (US$24.2 million), and net loss of ¥8,789 million (US$82.1 million) was posted, compared with net income of ¥24,838 million for the previous year. During fiscal 2005, the average value of the yen was 5.1% higher against the U.S. dollar, and 1.9% lower against the euro, compared to fiscal 2004.

Home Electronics sales increased 7.0% to ¥301,228 million (US$2,815.2 million) from the previous year. In Japan, sales rose 11.6% to ¥87,954 million (US$822.0 million), primarily due to a large increase in sales of plasma displays, including the expansion of our OEM (original equipment manufacturing) product sales, despite decreased sales of recordable DVD drives for personal computers (PCs), DVD recorders and audio products. Overseas sales also rose 5.2% to ¥213,274 million (US$1,993.2 million), due to an increase in sales worldwide of plasma displays and DVD recorders, despite a decrease in sales of audio products and DVD players worldwide, recordable DVD drives and DVD-ROM drives in Europe, as well as the withdrawal from our cable TV set-top box business in North America.

Car Electronics sales increased to ¥303,410 million (US$2,835.6 million), up 3.8% from the previous year. In Japan, sales decreased 1.2% to ¥120,260 million (US$1,123.9 million), influenced by decreased sales of car navigation systems in the consumer market. This offset an increase in sales of car navigation systems in the OEM market, reflecting shifting demand from the consumer market to the OEM market. Overseas sales increased 7.4% to ¥183,150 million (US$1,711.7 million), due to increased sales of car audio products for the OEM market and car navigation systems in Europe and North America, and of car audio products for the consumer market in Central and South America, despite decreased sales of car audio products for the consumer market in Europe and North America.

Royalty revenue from Patent Licensing decreased 13.4% from the previous year to ¥10,237 million (US$95.7 million), reflecting the expiration of patents included in a larger portfolio of patents licensed to the optical disc industry.

Others sales increased 2.9% from the previous year to ¥118,773 million (US$1,110.0 million). In Japan, sales decreased by 14.1% to ¥53,935 million (US$504.1 million), primarily due to a decrease in sales of organic light-emitting diode (OLED) display panels and a sales shift from Japan to China of semiconductors for laser pickups, despite an increase in sales of factory automation systems. Overseas, sales were up 23.3% to ¥64,838 million (US$606.0 million), primarily due to increased sales in China of devices for cellular phones and semiconductors for laser pickups, and in Asia of speaker devices for cellular phones, despite decreased sales in North America and Europe of plasma displays for business use.

Operating income decreased significantly to ¥2,592 million (US$24.2 million), a 94.5% decrease from the previous year, due mainly to decreased gross profit margin resulting from intensified price competition for our major products. In addition, impairment losses of carrying value of certain production facilities and losses in connection with withdrawal from North American cable TV set-top box business were recognized. As a result, the Company posted net loss of ¥8,789 million (US$82.1 million), compared with net income of ¥24,838 million recorded in the previous year.

Cash Flows

Net cash provided by operating activities was ¥19,946 million (US$186.4 million), a decrease of ¥40,432 million from the previous year. The decrease is mainly attributable to net loss of ¥8,789 million (US$82.1 million) posted this year, compared with net income of ¥24,838 million for the previous year. Net cash used in investing activities was ¥93,516 million (US$874.0 million), an increase of ¥40,762 million over the previous year, mainly due to acquisition of a plasma display production subsidiary and an increase in capital expenditures for expansion of plasma display production capacity. In financing activities, ¥4,019 million (US$37.6 million) was used this year, compared with ¥51,827 million provided the previous year, when convertible bonds of ¥60,000 million in aggregate principal amount were issued. Financing activities this year included dividend payments, repurchase of Pioneer shares and reduction of capital lease obligations. As a result of these activities, cash and cash equivalents at the end of the year came to ¥116,681 million (US$1,090.5 million), a ¥75,738 million decrease compared with the end of the previous year.

Dividend Policy and Year-End Dividend

The Company’s policy on dividends allows for continued and stable dividend payment. The Company determines the appropriate dividend, taking into consideration its financial condition, business results, internal reserves and other factors, all on a consolidated basis.

     In line with the Company’s policy, a year-end cash dividend of ¥12.5 (US$0.12) per share of common stock is expected to be paid, subject to approval at the ordinary general meeting of shareholders to be held on June 29, 2005. Adding this to the interim dividend brings the total annual cash dividend to ¥25 (US$0.23), the same amount as in the previous year.

Addressing Current Challenges

The business environment remains severe, characterized by uncertain economic conditions in our major markets, Japan, North America and Europe, lower prices and harsher competition beyond our projections in our major product categories, and exchange rate fluctuations. To cope with the situation and recover profitability quickly, we are advancing cost reduction efforts among the group companies. At the same time, we are focusing our management resources in our strategic businesses.

We are reviewing our production system and the reduction of product models to reduce costs on a global scale. In addition, we are reducing inventory in the whole process from parts procurement to marketing by our supply chain management. We will also adjust staffing to more appropriate levels throughout the group companies.

In our plasma display business, competition is getting severer while demand is steadily expanding. To cope, we are integrating our technologies with those of our new manufacturing subsidiary which joined Pioneer Group in October 2004, and raising the yield rate and reducing the number of parts. To enhance our products’ competitiveness, we are also reducing product power consumption levels and developing high-quality full-high-definition plasma TVs.

     In the DVD business, markets for DVD recorders, especially those with hard disk drives (HDDs), and recordable DVD drives for PCs are rapidly growing. On the other hand, prices are getting lower and competition is getting harsher. Therefore, we are speeding up new product development cycles so that our products are more in sync with market trends. We are continuing full-fledged efforts to cut costs and reduce inventory by integrating production from laser pickups to finished products in China. We are also expanding sales of drive units for DVD recorders to other manufacturers on an OEM basis.

     Our car electronics business aims to widen its lead in the consumer and OEM markets. Our car navigation systems enjoy an excellent reputation in Japan, and we also intend to expand this business in Europe and North America, where our sales of these systems have been steadily growing. In the car audio business, we plan to fortify our strong position with distinctive new products, and maintain our sales drive in such growing markets as China and Central and South America.

Business Forecast for Fiscal 2006

Assuming average yen-U.S. dollar and yen-euro exchange rates for fiscal 2006 of ¥105 and ¥135, respectively, Pioneer announced its consolidated business forecast for fiscal 2006, ending March 31, 2006, as follows:

			(In millions of yen)
	Projections for	Results for	Percent
	fiscal 2006	fiscal 2005	changes
Operating revenue	¥810,000	¥733,648	+10.4%
Operating income	8,000	2,592	+208.6%
Income (loss) before income taxes	7,500	(187)	—
Net income (loss)	¥1,000	¥(8,789)	—

Operating revenue is expected to increase, despite continuing downward pricing pressure, because we anticipate a full-swing market expansion of home-use plasma displays as well as increased sales of recordable DVD drives for PCs, business-use plasma displays, business-use AV systems with plasma displays, and in overseas markets, car navigation systems.

     Operating income, income before income taxes and net income are expected to improve, despite decreased income from Patent Licensing and Car Electronics business, because we foresee improved income from plasma displays for home and business use and decreased loss from DVD recorders, as well as improved operating income, income before income tax and net income due to withdrawal during fiscal 2005 from the unprofitable cable TV set-top box business in North America.

Cautionary Statement with Respect to Forward-Looking Statements

Statements made in this release with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete, and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.

Corporate Policy and Midterm Business Plan

Customer satisfaction is our highest priority. We strive to develop and provide advanced, high-quality, value-added electronics products that deliver satisfaction, comfort and convenience, and create new forms of entertainment. This keeps us faithful to Pioneer Group’s philosophy to “Move the Heart and Touch the Soul.”

Accordingly, we created a midterm business plan in August 1998, and set the following four business targets, and two financial targets to be achieved by March 2006.

     Business targets:

•	No.1 in DVD worldwide

•	Establishing a business foundation for plasma displays and OLED displays

•	From stand-alone to network

•	Towards the key-device, key-technology business

     Financial targets for fiscal year ending March 2006:

•	1.2 trillion yen of consolidated operating revenue

•	ROE (return on equity) in excess of 10%

The midterm plan above has been guiding our management and business direction up to the present. But we foresee that financial targets will be difficult to achieve due to the following factors: sales of karaoke business and audio/video software business, and withdrawal from cable TV set-top box business in North America, all of which dragged down the increase in our consolidated operating revenue, harsher competition and lower prices than we projected. Considering the situation, we are working hard to take action for early recovery, while we seek a new midterm business plan to get back on the track to future growth.

Pioneer’s Corporate Governance

I. Basic Principles

Pursuant to the Commercial Code of Japan, Pioneer’s corporate governance is based on the “Corporate Auditors System,” in which the board of directors is a decision-making and supervisory body on fundamental corporate issues, representative directors are responsible for business operations, and the board of corporate auditors is an auditing body of directors’ performance regarding corporate affairs. Since June 2003, the term of office for directors is set to one year, which increases the chances for shareholders to elect directors, and helps those directors focus on their responsibilities and respond promptly to changing business environments.

     In addition, Pioneer has adopted an “Internal Companies System” and an “Executive Officers System,” to clarify management responsibilities of each business unit, and speed up business operations by shifting directors’ authority as necessary. Furthermore, a “Group Executive Committee” helps to enhance transparency of the Group’s decision-making through thorough discussion, under the supervision of the board of directors.

     We believe that this current corporate governance system is functioning effectively.

Also, the Pioneer Group is implementing measures to enforce compliance and establish corporate ethics among the Group. We adopted the “Pioneer Group Charter for Corporate Operations” aimed at promoting and enforcing high ethical standards and gaining the trust and respect of society as a good corporate citizen. Based on such Charter principles, we also adopted a “Pioneer Group Code of Conduct,” which detailed protocol when directors and employees make decisions and take action. Also, “Rules of the Pioneer Group” were adopted to stipulate fundamentals that every company of the Group should observe, defining each group company’s lines of responsibility and authority, as well as basic principles of compliance.

II. Governance in Effect

(1)	Current structure of decision-making, execution and supervision is as follows:

•	We apply the “Corporate Auditors System” as described above.

•	We consult with outside legal counsel in Japan and the United States regarding legal compliance of our management decisions and information disclosures.

We also have independent certified public accountants who audit or review our financial statements to ascertain fairness of our financial reporting in conformity with generally accepted accounting principles in Japan and the United States.

•	Pioneer is listed on the New York Stock Exchange, and is reinforcing its internal control systems pursuant to the Sarbanes-Oxley Act of the United States. As part of this effort, the “Disclosure Committee” is reinforcing disclosure of corporate information.

(2)	Interests of independent directors and independent corporate auditors in the Company:

•	Currently, Pioneer has two independent directors out of 12 directors on the board, and three independent corporate auditors out of five. None of the independent directors or independent corporate auditors are, or have been, employed by Pioneer or its subsidiaries, nor do they have any personal, capital, business or any other particular interests in Pioneer or its subsidiaries, or with their respective directors, executive officers or corporate auditors.

Independent directors:

Mr. Tatsuhiro Ishikawa	(Attorney-at-Law and Professor at Asia University)

Mr. Shunichi Sato

Independent corporate auditors:

Mr. Terumichi Tsuchida	(Advisor of Meiji Yasuda Life Insurance Company)

Mr. Isao Moriya	(Certified Public Accountant)

Mr. Keiichi Nishikido	(Attorney-at-Law)

(3)	Measures taken in the past current year for better corporate governance:

•	Addition of an Independent Director
At the ordinary general meeting of shareholders held in June 2004, Mr. Shunichi Sato, former Japanese Ambassador to Belgium, was elected as an independent director responsible for reviewing Pioneer overall management from an international perspective.

•	Revision of “Pioneer Group Code of Conduct”
We revised the “Pioneer Group Code of Conduct” in June 2004. This revision is intended to clarify factors for conducting business activities worldwide as directors/employees of a global enterprise and member of the Pioneer Group. In addition, the new Code not only makes clear the corporate ethical standards that each member of the Group should adhere to, but also encourages application of these standards to the Pioneer Group’s supply chain system.

•	Group Executive Committee
The Committee consists of directors and executive officers, appointed by the board of directors, with important executive responsibilities. In fiscal 2005, the Committee met 25 times, deliberating on about 140 important issues related to our businesses’ operations, investment projects, group reorganization, group management strategies and medium- and long-term strategic policies. The Committee plays an important role in supporting smooth decision-making by the board of directors.

Proposed Changes in Management

Pioneer announced that at the meeting of its board of directors held on April 27, 2005, it resolved to convene the 59th ordinary general meeting of shareholders on June 29, 2005 in Tokyo. Also announced were changes in management as follows:

[Effective June 29, 2005]

(1)	Candidates for membership on Pioneer’s board of directors to be newly elected at the shareholders’ meeting:

•	Mr. Yoichi Sato, currently Executive Officer and Deputy General Manager of Research and Development Group, General Manager of PDP Development Center, will be elected as Managing Director; and

•	Mr. Akira Haeno, currently Executive Officer and Plant Manager of Kawagoe Plant, General Manager of Production Division and of Engineering Development Division of Pioneer’s Mobile Entertainment Company, will be elected as Managing Director.

(2)	Directors who will retire at the conclusion of the shareholders’ meeting:

•	Mr. Takashi Kobayashi, currently Senior Managing Director and Representative Director and in charge of Corporate Communications Division, Customer Satisfaction Planning and Coordination Division, and Intellectual Property Division.

(3)	Changes in Directors:

•	Mr. Tamihiko Sudo, currently Senior Managing Director and Representative Director, will be promoted to Executive Vice President and Representative Director; and

•	Mr. Osamu Yamada, currently Managing Director, will be promoted to Senior Managing Director.

(4)	Executive Officers to be newly elected:

•	Mr. Kaoru Sato, currently serving as President of Components Business Company of Pioneer’s Home Entertainment Business Company;

•	Mr. Keiichi Yamauchi, currently serving as General Manager of Mobile Systems Development Center, Research and Development Group;

•	Mr. Kazumi Kuriyama, currently serving as General Manager of Nano Process Technology Department, Research and Development Laboratories, Research and Development Group.

(5)	Executive Officers who will retire:

•	Mr. Kiyoshi Uchida, currently Senior Executive Officer and President of Pioneer’s Industrial Solutions & Entertainment Company;

•	Mr. Koki Aizawa, currently Executive Officer and General Manager of External Relations Division; and in charge of RW Coordination Center;

•	Mr. Toshihiko Norizuki, currently Executive Officer on extraordinary missions; and

•	Mr. Ryoji Menjo, currently Executive Officer and General Manager of Customer Satisfaction Planning & Coordination Division.

[Effective March 31, 2005]

•	Mr. Toshiyuki Ito retired from the offices of Executive Officer, and became Managing Executive Officer of Tohoku Pioneer Corporation effective April 1, 2005.

Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.

#     #     #     #    #    #

The U.S. dollar amounts in this release represent translation of Japanese yen, for convenience only, at the rate of ¥107=US$1.00, the approximate rate prevailing on March 31, 2005.

Attached are consolidated and non-consolidated financial statements for the year ended March 31, 2005.

For further information, please contact:
Investor Relations Department, Corporate Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6774 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/ir-e

Pioneer Corporation and Subsidiaries

I. CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2005

(1) OPERATING REVENUE BY SEGMENT

(In millions of yen)

	Year ended March 31
	2005		2004		% to
	Amount	% to total	Amount	% to total	prior year
Domestic	¥87,954	12.0%	¥78,798	11.2%	111.6%
Overseas	213,274	29.1	202,684	29.0	105.2

Home Electronics	301,228	41.1	281,482	40.2	107.0

Domestic	120,260	16.4	121,708	17.4	98.8
Overseas	183,150	25.0	170,479	24.3	107.4

Car Electronics	303,410	41.4	292,187	41.7	103.8

Domestic	—	—	—	—	—
Overseas	10,237	1.4	11,821	1.7	86.6

Patent Licensing	10,237	1.4	11,821	1.7	86.6

Domestic	53,935	7.3	62,792	9.0	85.9
Overseas	64,838	8.8	52,603	7.4	123.3

Others	118,773	16.1	115,395	16.4	102.9

Domestic	262,149	35.7	263,298	37.6	99.6
Overseas	471,499	64.3	437,587	62.4	107.8

Total	¥733,648	100.0%	¥700,885	100.0%	104.7%

(2) CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of yen)

	Year ended March 31
			% to
	2005	2004	prior year
Operating revenue:
Net sales	¥723,411	¥689,064	105.0%
Royalty revenue	10,237	11,821	86.6

Total operating revenue:	733,648	700,885	104.7

Operating costs and expenses:
Cost of sales (Note 3)	584,060	487,297	119.9
Selling, general and administrative (Note 3)	195,693	166,415	117.6
Subsidy from the government (Note 3)	(48,697)	—	—

Total operating costs and expenses	731,056	653,712	111.8

Operating income	2,592	47,173	5.5
Other income (expenses):
Interest income	1,930	1,420	135.9
Foreign exchange gain (loss)	462	(1,244)	—
Interest expense	(1,746)	(2,154)	81.1
Other—net	(3,425)	(3,347)	102.3

Total other income (expenses)	(2,779)	(5,325)	52.2

Income (loss) from continuing operations before income taxes	(187)	41,848	—
Income taxes	4,842	18,587	26.1
Minority interest in income of subsidiaries	(692)	(654)	105.8
Equity in losses of affiliated companies	(3,068)	(2,244)	136.7

Income (loss) from continuing operations	(8,789)	20,363	—
Income from discontinued operations, net of tax	—	4,475	—

Net income (loss)	¥(8,789)	¥24,838	—%

Pioneer Corporation and Subsidiaries

(3) CONSOLIDATED BALANCE SHEETS

(In millions of yen)

	March 31		Increase/
	2005	2004	(Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥116,681	¥192,419	¥(75,738)
Trade receivables, less allowance	132,176	112,055	20,121
Inventories	109,015	107,806	1,209
Others	69,024	67,508	1,516

Total current assets	426,896	479,788	(52,892)

Investments and long-term receivables	28,828	33,725	(4,897)
Property, plant and equipment, less depreciation	210,145	156,201	53,944
Intangible assets	24,052	18,966	5,086
Other assets	35,246	33,862	1,384

Total assets	¥725,167	¥722,542	¥2,625

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥33,152	¥23,327	¥9,825
Current portion of long-term debt	18,729	4,510	14,219
Trade payables	96,335	79,439	16,896
Others	102,407	116,022	(13,615)

Total current liabilities	250,623	223,298	27,325

Long-term debt	81,766	89,691	(7,925)
Other long-term liabilities	42,371	58,771	(16,400)
Minority interests	18,168	17,844	324
Shareholders’ equity:
Common stock	49,049	49,049	—
Capital surplus	82,735	82,464	271
Retained earnings	260,556	273,718	(13,162)
Accumulated other comprehensive income (loss)	(47,669)	(61,829)	14,160
Treasury stock	(12,432)	(10,464)	(1,968)

Total shareholders’ equity	332,239	332,938	(699)

Total liabilities and shareholders’ equity	¥725,167	¥722,542	¥2,625

Breakdown of accumulated other comprehensive income (loss)
Minimum pension liability adjustments	¥(11,186)	¥(22,930)	¥11,744
Net unrealized holding gain on securities	8,250	9,103	(853)
Cumulative foreign currency translation adjustments	(44,733)	(48,002)	3,269

Total accumulated other comprehensive income (loss)	¥(47,669)	¥(61,829)	¥14,160

Pioneer Corporation and Subsidiaries

(4) CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of yen)

				Accumulated
				Other		Total
	Common	Capital	Retained	Comprehensive	Treasury	Shareholders’
	Stock	Surplus	Earnings	Income (Loss)	Stock	Equity
Balance at March 31, 2003	¥49,049	¥82,159	¥253,266	¥(55,629)	¥(10,452)	¥318,393
Net income			24,838			24,838
Other comprehensive loss				(6,200)		(6,200)
Value ascribed to stock options		305				305
Cash dividends (¥25 per share)			(4,386)			(4,386)
Purchase and sales of treasury stock, net					(12)	(12)

Balance at March 31, 2004	¥49,049	¥82,464	¥273,718	¥(61,829)	¥(10,464)	¥332,938
Net loss			(8,789)			(8,789)
Other comprehensive income				14,160		14,160
Value ascribed to stock options		270				270
Cash dividends (¥25 per share)			(4,373)			(4,373)
Purchase and sales of treasury stock, net		1			(1,968)	(1,967)

Balance at March 31, 2005	¥49,049	¥82,735	¥260,556	¥(47,669)	¥(12,432)	¥332,239

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of yen)

	Year ended March 31
	2005	2004
I. Operating activities:
Net income (loss)	¥(8,789)	¥24,838
Income from discontinued operations, net of tax	—	(4,475)
Depreciation and amortization	46,990	40,911
Increase in trade receivables	(12,322)	(10,186)
Decrease (increase) in inventories	6,317	(20,707)
Increase in trade payables	4,405	18,989
Increase (decrease) in other accrued liabilities	(10,371)	11,436
Other	(6,284)	(428)

Net cash provided by operating activities	19,946	60,378

II. Investing activities:
Payment for purchase of fixed assets	(63,866)	(57,978)
Payment for purchase of subsidiary	(34,015)	—
Other	4,365	5,224

Net cash used in investing activities	(93,516)	(52,754)

III. Financing activities:
Increase in short-term borrowings and long-term debt	4,549	56,071
Dividends paid	(4,386)	(3,947)
Purchase and sales of treasury stock, net	(1,967)	(12)
Decrease in capital-lease obligations	(1,770)	—
Other	(445)	(285)

Net cash provided by (used in) financing activities	(4,019)	51,827

Effect of exchange rate changes on cash and cash equivalents	1,851	(9,512)

Net increase (decrease) in cash and cash equivalents	(75,738)	49,939
Cash and cash equivalents, beginning of year	192,419	142,480

Cash and cash equivalents, end of year	¥116,681	¥192,419

Free cash flow (I + II)	¥(73,570)	¥7,624

Pioneer Corporation and Subsidiaries

(6) SEGMENT INFORMATION

The following segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan.

<Business Segments>

(In millions of yen)

	Year ended March 31
	2005		2004		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Home Electronics	¥303,188	¥(22,127)	¥282,881	¥3,247	107.2%	—%
Car Electronics	304,731	18,591	294,647	29,963	103.4	62.0
Patent Licensing	11,599	9,389	13,878	11,398	83.6	82.4
Others	158,498	(272)	152,255	2,273	104.1	—

Total	778,016	5,581	743,661	46,881	104.6	11.9
Corporate and Eliminations	(44,368)	(2,989)	(42,776)	292	—	—

Consolidated	¥733,648	¥2,592	¥700,885	¥47,173	104.7%	5.5%

<Geographic Segments>

(In millions of yen)

	Year ended March 31
	2005		2004		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Japan	¥595,644	¥(9,010)	¥572,269	¥22,003	104.1%	—%
North America	177,366	(1,716)	176,276	11,487	100.6	—
Europe	149,922	(308)	146,357	2,015	102.4	—
Other Regions	288,046	7,029	276,032	9,511	104.4	73.9

Total	1,210,978	(4,005)	1,170,934	45,016	103.4	—
Corporate and Eliminations	(477,330)	6,597	(470,049)	2,157	—	—

Consolidated	¥733,648	¥2,592	¥700,885	¥47,173	104.7%	5.5%

Notes:

1.	The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

2.	The consolidated financial statements include the accounts of the parent company and 125 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.

3.	In fiscal 2005, the Company transferred the substitutional portion of the employee pension plan in Japan to the Japanese government. The transfer resulted in recording of a subsidy from the government of ¥48,697 million which represented difference between the obligation settled and the assets transferred to the government. At the same time, the Company recorded an expense of ¥49,491 million, representing mainly settlement loss of the substitutional portion transferred to the government, and the expense was allocated to cost of sales of ¥25,339 million and selling, general and administrative expense of ¥24,152 million.

4.	Effective from fiscal 2005, operating income is presented as operating revenue less cost of sales, selling, general and administrative expenses, and subsidy from the Japanese government in order to be consistent with generally accepted financial reporting practices in Japan. The Company believes that such presentation is useful for comparison of the Company’s financial results with those of other Japanese companies. Under the U.S. GAAP, business restructuring expenses and losses on impairment of long-lived assets as well as gains and losses on sale and disposal of fixed assets in “Other—net” are included in operating costs and expenses. Previously reported amounts in consolidated statements of operations and segment information have been reclassified accordingly.

Pioneer Corporation — Parent Company Only

II. NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2005

(1) SALES BY SEGMENT

(In millions of yen)

	Year ended March 31
	2005		2004		% to
	Amount	% to total	Amount	% to total	prior year
Domestic	¥77,767	16.0%	¥66,402	14.2%	117.1%
Export	147,543	30.4	148,421	31.6	99.4

Home Electronics	225,310	46.4	214,824	45.8	104.9

Domestic	118,529	24.4	119,295	25.4	99.4
Export	118,241	24.4	108,852	23.2	108.6

Car Electronics	236,770	48.8	228,147	48.6	103.8

Domestic	6,229	1.3	8,617	1.8	72.3
Export	17,219	3.5	17,421	3.8	98.8

Others	23,449	4.8	26,039	5.6	90.1

Domestic	202,525	41.7	194,315	41.4	104.2
Export	283,004	58.3	274,695	58.6	103.0

Total	¥485,530	100.0%	¥469,010	100.0%	103.5%

(2) CONDENSED STATEMENTS OF OPERATIONS

(In millions of yen)

	Year ended March 31
	2005		2004
		% to		% to
	Amount	net sales	Amount	net sales
Net sales	¥485,530	100.0%	¥469,010	100.0%
Cost of sales	411,075	84.7	373,479	79.6
Selling, general and administrative expenses	89,469	18.4	85,607	18.3

Operating income (loss)	(15,014)	(3.1)	9,923	2.1
Non-operating income—net	10,023	2.1	6,496	1.4

Ordinary income (loss)	(4,991)	(1.0)	16,419	3.5
Other income (expenses)—net	1,446	0.3	(6,637)	(1.4)

Income (loss) before income taxes	(3,545)	(0.7)	9,782	2.1
Income taxes	(3,184)	(0.6)	3,008	0.7

Net income (loss)	¥(360)	(0.1)	¥6,774	1.4

Pioneer Corporation—Parent Company Only

(3) CONDENSED BALANCE SHEETS

(In millions of yen)

	March 31		Increase/
	2005	2004	(Decrease)
ASSETS
Current assets:
Cash	¥40,502	¥73,134	¥(32,632)
Notes and accounts receivable—trade	51,833	43,582	8,252
Marketable securities	11,685	32,685	(21,000)
Inventories	28,018	31,183	(3,165)
Other current assets	41,683	27,781	13,902

Total current assets	173,724	208,368	(34,644)

Fixed assets:
Tangible	53,301	42,913	10,388
Intangible	29,826	20,075	9,751
Investments and others	201,893	190,207	11,686

Total fixed assets	285,021	253,196	31,825

Total assets	¥458,745	¥461,564	¥(2,819)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable—trade	¥52,738	¥40,987	¥11,751
Accrued expenses	40,152	40,953	(801)
Other current liabilities	23,611	12,123	11,488

Total current liabilities	116,502	94,064	22,438
Long-term liabilities	73,237	90,074	(16,837)

Total liabilities	189,740	184,139	5,601
Shareholders’ equity	269,005	277,425	(8,420)

Total liabilities and shareholders’ equity	¥458,745	¥461,564	¥(2,819)

Pioneer Corporation — Parent Company Only

(4) PROPOSAL OF APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

	(In million of yen except per share information)
	Year ended	Year ended
	March 31, 2005	March 31, 2004
Unappropriated retained earnings at the end of the period	¥2,215	¥7,061
Restoration of general reserves	2,129	—

Total	4,344	7,061
To be appropriated as follows:
General reserve	—	—
Dividends	2,180	2,192
	(¥12.5 per share of common stock)	(¥12.5 per share of common stock)
Bonus to directors and corporate auditors	—	100
		(of ¥100, ¥11 is for corporate auditors)

Unappropriated retained earnings carried forward to the next period	¥2,164	¥4,769

Note:	Combined with the interim dividends of ¥12.5 per share of common stock paid on December 3, 2004, the total cash dividends for fiscal year 2005 will amount to ¥25 per share of common stock.

For Immediate Release
April 27, 2005

Pioneer to Propose Agenda for Issuing
Share Acquisition Rights as Stock Options at Its Shareholders’ Meeting

TOKYO — Pioneer Corporation has announced that, at the meeting of its board of directors held on April 27, 2005, it resolved to propose an agenda for the authorization to issue share acquisition rights pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, as stock options to directors, executive officers and employees of the Company and directors of its subsidiaries, to further raise the motivation and the morale for improvement of the consolidated business performance of the Company. The proposal will be made at the Company’s ordinary general meeting of shareholders to be held on June 29, 2005.

     The terms of the agenda are as follows:

Description

(1)	Persons to whom share acquisition rights shall be allocated:

Directors, executive officers and a number of employees of the Company as well as a number of directors of domestic or overseas subsidiaries of the Company (hereinafter referred to as the “Qualified Persons”)

(2)	Aggregate number of share acquisition rights:

Not exceeding 3,500

The number of shares to be issued (or transferred in lieu of such issuance; hereinafter the same shall apply) upon exercise of each share acquisition right (hereinafter referred to as the “Number of Granted Shares”) shall be 100; provided, however, in case the Company splits or consolidates its shares of common stock on or after the date of issue of share acquisition rights (hereinafter referred to as the “Issue Date”), the Number of Granted Shares shall be adjusted according to the following formula:

Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	x	Ratio of split or consolidation

In addition, the Number of Granted Shares shall be appropriately adjusted to the necessary and reasonable extent, in the case of merger, company split or capital reduction of the Company and in any other case similar thereto where an adjustment of the Number of Granted Shares shall be required.

Any fraction less than one (1) share resulting from this adjustment shall be disregarded.

(3)	Class and number of shares to be issued or transferred upon exercise of share acquisition rights:

Shares of common stock of the Company not exceeding 350,000; provided, however, in case the Number of Granted Shares shall be adjusted pursuant to (2) above, the number of shares to be issued shall be adjusted to the number obtained by multiplying the aggregate number of share acquisition rights to be issued by the Number of Granted Shares after adjustment.

(4)	Issue price of share acquisition rights:

No consideration shall be paid.

(5)	Amount to be paid in upon exercise of share acquisition rights:

The amount to be paid in per share upon exercise of share acquisition rights (hereinafter referred to as the “Exercise Price”) shall be the amount obtained by multiplying the higher of either (i) the average of closing prices (including quotations; hereinafter the same shall apply) in the regular tradings of the shares of common stock of the Company on the Tokyo Stock Exchange for 30 consecutive trading days (excluding any trading day on which the closing price does not exist) commencing on the day 45 trading days prior to the Issue Date, or (ii) such closing price on the day immediately preceding the Issue Date (if the closing price does not exist on such day, the closing price on the day immediately preceding such day), by 1.05. Any fraction less than one (1) yen resulting from this calculation shall be rounded up to the nearest one (1) yen.

Provided, however, in case the Company splits or consolidates its shares of common stock on or after the Issue Date, the Exercise Price shall be adjusted according to the following formula and any fraction less than one (1) yen resulting from this adjustment shall be rounded up to the nearest one (1) yen:

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1 Ratio of split or consolidation

In addition, the Exercise Price shall be appropriately adjusted to the necessary and reasonable extent, in the case of merger, company split or capital reduction of the Company and in any other case similar thereto where an adjustment of the Exercise Price shall be required.

This release is not an offer of securities for sale in any region, including Japan or the United States. The securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933 or exempt from registration thereunder, and any public offering of securities to be made in the United States will be made by means of a prospectus in English prepared in accordance with the U.S. Securities Act of 1933, that will contain detailed information about the issuer and management, as well as financial statements. This transaction does not involve any public offering of securities in the United States.

(6)	Period during which share acquisition rights may be exercised: From and including July 2, 2007, to and including June 30, 2010

(7)	Conditions for exercise of share acquisition rights:

(i)	Each share acquisition right may not be exercised in part.

(ii)	Other conditions for exercise of share acquisition rights shall be determined by the board of directors of the Company.

(8)	Cancellation of share acquisition rights: The Company may at any time acquire share acquisition rights and cancel them without any consideration.

(9)	Restriction on transfer of share acquisition rights: Share acquisition rights cannot be transferred unless an approval of the board of directors of the Company shall be obtained.

(10)	Others:

(i)	In case a Qualified Person is no longer a director, executive officer or employee of the Company or any of its subsidiaries, such Qualified Person shall not be entitled to exercise share acquisition rights, unless the above is resulted from resignation due to expiration of the term of office, compulsory retirement age, involuntary retirement or any other reasonable event.

(ii)	Allocation of share acquisition rights shall be made subject to the execution of, and in accordance with, an agreement for allocation of share acquisition rights between the Company and each Qualified Person which provides, in addition to the foregoing, the matters and conditions deemed necessary by the board of directors of the Company, based on the resolution to be adopted at the Company’s ordinary general meeting of shareholders scheduled for June 29, 2005, in order to achieve the purpose of this issue of share acquisition rights.

#      #      #     #     #     #

For further information, please contact:
Akira Niijima, Senior Managing Director and Representative Director
Pioneer Corporation, Tokyo
Phone: +81-3-3494-1111 / Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/ir-e

This release is not an offer of securities for sale in any region, including Japan or the United States. The securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933 or exempt from registration thereunder, and any public offering of securities to be made in the United States will be made by means of a prospectus in English prepared in accordance with the U.S. Securities Act of 1933, that will contain detailed information about the issuer and management, as well as financial statements. This transaction does not involve any public offering of securities in the United States.